EXHIBIT 99.1

NXT Energy Solutions Inc. Purchases 1,200,037 Common Shares Owned by Alberta Green Ventures Limited Partnership

CALGARY, Alberta, Dec. 04, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (NXT or the Company) (TSX:SFD; OTC QB:NSFDF) is pleased to announce that on December 3, 2019, it purchased 1,200,037 common shares in the capital of the Company (the Common Shares) at a price of C$0.30 per share from Alberta Green Ventures Limited Partnership (AGV) for total gross proceeds of approximately C$360,011.  This brings the total to 3,430,037 Common Shares purchased from AGV to date, representing 5.0% of the Company’s 68,573,558 outstanding Common Shares from before the start of the previously announced Targeted Issuer Bid with AGV.  Completion of the final tranche of the Targeted Issuer Bid to purchase the remaining 736,630 Common Shares is subject to receipt of regulatory approvals from the Toronto Stock Exchange and acceptance by the Alberta Securities Commission of the Company's application for exemptive relief as discussed in the Company’s press release dated November 18, 2019.  Provided all such regulatory approvals are received, NXT will acquire the remaining 736,630 Common Shares of the Targeted Issuer Bid for total gross proceeds of approximately C$220,989.

Eugene Woychyshyn, Vice President of Finance & CFO of NXT, commented, "We are very pleased that the Targeted Issuer Bid continues to progress with this purchase of 1,200,037 Common Shares.  We have now cancelled 3,430,037 Common Shares and 3,421,648 share purchase warrants.  AGV continues to be one of NXT’s largest shareholders with just under 10% of the outstanding shares of the Company upon full completion of the Targeted Issuer Bid.  The companies continue to work together as strategic commercial partners, exploring SFD® opportunities."

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company with its principal office at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada. NXT's proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information
For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements in this press release include, but are not limited to: the Targeted Issuer Bid, including, as applicable, the number and price of the securities acquired thereunder, and the ability of NXT to rely on and obtain all necessary and required regulatory approvals and exemptions in connection therewith and to obtain such approvals and exemptions in a timely and efficient manner and AGV’s final ownership percentage. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent management discussion and analysis for the three and nine month periods ended September 30, 2019, which has been filed electronically on System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.